

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2021

Eric Skolnik
Chief Financial Officer
BLONDER TONGUE LABORATORIES INC
One Jake Brown Road
Old Bridge, New Jersey 08857

      Re: BLONDER TONGUE LABORATORIES INC
          Registration Statement on Form S-3
          Filed January 14, 2021
          File No. 333-252088

Dear Mr. Skolnik:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Erin Purnell at 202-551-3454 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Manufacturing